Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Increases Interest in Global Laser Enrichment

Saskatoon, Saskatchewan, Canada, January 31, 2021    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) marked the successful closure today of the binding Membership Interest Purchase Agreement (MIPA) between Cameco Corporation, Silex Systems Limited (Silex) and GE-Hitachi Nuclear Energy, completing the ownership restructuring of Global Laser Enrichment LLC (GLE).

With the restructuring, Cameco’s interest in GLE increases from 24% to 49%, with Silex acquiring the remaining 51%. Cameco is the commercial lead for the project and has an option to attain a majority interest of up to 75% ownership in GLE.

GLE is the exclusive licensee of the proprietary SILEX laser enrichment technology, third-generation uranium enrichment technology that is in the development phase.

“We are pleased to play a growing role with Silex in the GLE partnership and to support GLE’s advancement of SILEX laser enrichment technology,” said Cameco president and CEO Tim Gitzel. “While there are still a number of development milestones before this technology could be commercialized, we believe it has excellent potential to expand Cameco’s reach in the nuclear fuel cycle in the future, building on the existing world-class assets and capabilities we already possess in uranium production, refining, conversion and fuel fabrication.”

Subject to completion of the technology development program, and its progression through to commercialization, GLE stands poised to offer a variety of advantages to the global nuclear energy sector over the long-term, at a pace determined by market fundamentals. These include:

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As per GLE’s agreement with the U.S. Department of Energy, re-enriching depleted uranium tails leftover as a by-product of previous-generation enrichment technologies, repurposing legacy waste into uranium and conversion products to fuel nuclear reactors and aiding in the responsible clean-up of enrichment facilities no longer in operation.

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Producing high-assay low-enriched uranium (HALEU), the primary fuel stock for the majority of small modular reactor (SMR) and advanced reactor designs that are proceeding through the development stage and continuing their march toward commercial readiness.

•	Producing low-enriched uranium (LEU) fuel for the world’s existing and future fleet of large-scale light-water reactors with greater efficiency and flexibility than current enrichment technologies.

Canada and the United States are among the nations around the world pursuing ambitious carbon reduction strategies. Governments in both countries have signaled significant interest in cooperating on clean energy solutions, developing and deploying SMR technologies, and collaborating to bolster critical mineral and nuclear fuel cycle security.

GLE could fit extremely well with these bilateral policy priorities, potentially providing a stable source of North American-based uranium enrichment, adding to the robustness of the continental nuclear energy supply chain, and helping to de-risk any fuel concerns impeding the progress of emerging SMR designs.

Beyond the public sector, many businesses and companies are also making commitments to combat climate change by targeting net-zero emissions from their operations, which will require significant investment. The ability to access sizeable volumes of electricity generated without the use of carbon is proving to be a major component of these strategies, as well.

“Nuclear power plays a massive role in the global clean energy equation,” Gitzel said. “That role will only increase in a carbon constrained world, particularly with the momentum behind SMR and advanced reactor technologies, a focus on the electrification of transportation systems, and the many other innovations that countries and companies are counting on to help meet their emission reduction targets.

“Cameco is committed to responsibly and sustainably managing our business and increasing our contributions to global climate change solutions,” Gitzel said. “Our investment in GLE aligns well with these objectives.”

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements considered to be forward-looking information or forward looking statements under Canadian and U.S. securities laws (which we refer to as forward-looking information), including: our belief in the potential of the SILEX laser enrichment technology to expand our reach in the nuclear fuel cycle in the future; the statement that GLE stands poised to offer a variety of advantages to the global nuclear energy sector; our expectation that governments will pursue carbon reduction strategies and that GLE could fit well with these policies; our belief that GLE could potentially provide a stable source of North American-based uranium enrichment; our expectation that many businesses will make significant investments in targeting net-zero emissions from their operations; our expectation that the role of nuclear power in clean energy will increase; and our commitment to increasing our contributions to global climate change solutions.

This forward-looking information is based on a number of assumptions, including assumptions regarding: the success of the SILEX technology; the continuing pursuit of carbon reduction strategies by governments and businesses; the ability of GLE to provide a stable source of uranium enrichment; and the role of nuclear power as a clean energy strategy. This information is subject to a number of risks, including: risks relating to the ability to implement the SILEX laser enrichment technology; the risk that GLE will not be able offer the expected advantages to the global nuclear energy sector; the risk of changing views of governments or businesses regarding the pursuit of carbon reduction strategies; the risk that GLE will not be able to provide a stable source of uranium enrichment; the risk that the role of nuclear power will not increase; and the risk we may be unable to succeed in contributing to global climate change solutions.

Please also refer to our most recent annual information form, first quarter, second quarter and third quarter MD&A, and annual MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations, and other assumptions that we make in presenting forward-looking information. The forward-looking information in this news release represents our current views, and can change significantly. It is subject to material risks and based upon assumptions. Actual results may be significantly different from what we currently expect. Forward-looking information is designed to help you understand management’s current views, and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com